UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 21, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Depomed, Inc.

File No. 001-13111 - CF#32543

Depomed, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 11, 2015, as amended on December 18, 2015.

Based on representations by Depomed, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through April 2, 2022
Exhibit 10.2	through April 2, 2022
Exhibit 10.3	through May 11, 2024
Exhibit 10.4	through May 11, 2024
Exhibit 10.5	through April 2, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary